SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                  FORM 6-K


                      REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF
                    THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of March 1999

                            --------------------

                         THE DIALOG CORPORATION PLC
           (exact name of registrant as specified in its charter)
                            --------------------

                        THE COMMUNICATIONS BUILDING
                            48 LEICESTER SQUARE
                          LONDON WC2H 7DB, ENGLAND
                  (Address of Principal Executive Offices)

                           ---------------------


      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                                    FORM 20-F |X|         FORM 40-F|_|

      Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                     YES  |_|         NO  |X|


      On March 15, 1999, The Dialog Corporation plc (the "Registrant") issued a press release announcing the appointment of Richard Swank to its Board of Directors as a non-executive Director, effective March 15, 1999. The addition of Mr. Swank to the Registrant's Board of Directors increases the total number of directors to eleven.

      On March 18, 1999, the Registrant issued a press release announcing operating results for the fourth quarter and the year ended December 31, 1998.





                                 SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: March 23, 1999          THE DIALOG CORPORATION PLC



                              By:   /s/ David G. Mattey
                                 --------------------------------
                                    David G. Mattey
                                    Finance Director




                               EXHIBIT INDEX

Exhibit No.             Description

99.1     Press Release, "The Dialog Corporation Appoints
         Richard Swank to Board of Directors," dated
         March 15, 1999.

99.2     Press Release, "The Dialog Corporation
         Reports 1998 Results," dated March 18, 1999.